中信泰富有限公司
BY COURIER

===========

Exemption No. 82-5232



CITIC PACIFIC

03 MAY 27 AM 7:21

Date : 21st May, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



03022145

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since April 17, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED





Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2089

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since April 17, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : May 2, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding profit warning
   Date : May 6, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Press Announcement regarding the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on May 6, 2003
   Date : May 6, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Press Announcement regarding the revised poll result in respect of a resolution proposed at the Annual General Meeting of the Company held on May 6, 2003
   Date : May 7, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Press Announcement in respect of the letter of advice from the Independent Financial Adviser regarding waiver on assured entitlement to shares in Jiangsu CP Xingcheng Special Steel Co., Ltd. under its proposed spin-off and separate listing on the Shanghai Stock Exchange A Share Market
   Date : May 9, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April, 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 2nd May, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

3. ✓ Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,188,460,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,188,460,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ______ 2.______ *Subscription price: HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ________________________

Authorised Signatory:



Name: Alice Tso Mun Wai

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

The Standard May 7, 2003 (Wed.)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of contents of this announcement.



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

PROFIT WARNING

The Directors of CITIC Pacific Limited ("CITIC Pacific") announce that the Group's results for the half year ending 30 June 2003 may be materially adversely affected as a result of the outbreak of Severe Acute Respiratory Syndrome ("SARS virus") in Hong Kong and Mainland China.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

The Directors of CITIC Pacific announce that the outbreak of the SARS virus in Hong Kong and Mainland China has materially adversely affected the operations of several of the businesses of CITIC Pacific, its subsidiaries and associates.

The businesses of Cathay Pacific Airways Limited ("Cathay") and Hong Kong Dragon Airlines Limited ("Dragonair") are experiencing sharp fall in demand for passenger air travel. After making satisfactory profits in the first quarter of 2003, Cathay is currently suffering substantial losses as the average number of passengers currently being carried per day is around 25% of the level for the comparable period last year. Forward bookings are weak and it is not known how long the reduction in passenger traffic will last. Similarly Dragonair has experienced a significant drop in both passengers carried and flight frequencies as compared to the same period last year.

The SARS virus has had a negative impact on the retail market. In March the motor business was first affected by the increase in the new vehicle registration tax and then by the SARS virus. General motor sales in Hong Kong have dropped 36% compared with the same month last year (i.e. March 2002). Our marketing and distribution businesses in Hong Kong have declined reflecting a drop in consumption. The retail business in China is expected to be weak. The unaudited net profits after tax for Dah Chong Hong Group in April dropped by approximately 10% compared with the same month last year (i.e. April 2002) and by approximately 40% against Dah Chong Hong Group's budget.

In view of the negative outlook of the property market in Hong Kong, the sale of the Group's development projects has been delayed. The Group's rental income is also expected to be under pressure as the average market rentals remain soft.

The Directors emphasize that the Group has a strong balance sheet with significant liquidity in reserve to meet both long and short term financial requirements. The Group will take all necessary action to minimise expenditure, control costs, raise efficiency and create synergies among our businesses.

At this stage, it is difficult to quantify the potential impact of the SARS virus on the Group as it will depend on the development of the epidemic.

Public investors and shareholders of the Company should exercise caution when dealing in the securities of the Company due to the uncertainties described above.

Note: CITIC Pacific holds 25.8% in Cathay, 28.5% in Dragonair and 100% in Dah Chong Hong Group.

By Order of the Board
Alice Tso Mun Wai
Secretary

Hong Kong, 6 May 2003



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

ANNUAL GENERAL MEETING HELD ON 6 MAY 2003
POLL RESULTS

CITIC Pacific Limited ("the Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 6 May 2003 as follows:-

	Resolutions	Number of Votes (%)	
		For	Against
1.	To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2002.	1,182,060,791 (99.99%)	19,000 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend and a special dividend for the year ended 31 December 2002.	1,182,092,409 (99.99%)	25,000 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(i).	To re-elect Mr. Henry Fan Hung Ling as Director.	949,605,246 (99.29%)	6,775,584 (0.71%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(ii).	To re-elect Mr. Li Shilin as Director.	1,174,359,207 (99.43%)	6,785,584 (0.57%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(iii).	To re-elect Mr. Carl Yung Ming Jie as Director.	1,174,313,207 (99.42%)	6,839,584 (0.58%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(iv).	To re-elect Mr. Hamilton Ho Hau Hay as Director.	1,174,334,197 (99.43%)	6,789,594 (0.57%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(v).	To re-elect Mr. Alexander Reid Hamilton as Director.	1,174,339,197 (99.42%)	6,804,594 (0.58%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(vi).	To re-elect Mr. Hansen Loh Chung Hon as Director.	1,174,295,207 (99.42%)	6,791,584 (0.58%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration.	1,180,208,791 (99.87%)	1,542,000 (0.13%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of the resolution.	1,123,387,567 (95.04%)	58,575,610 (4.96%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of the resolution.	1,181,851,670 (99.99%)	102,000 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
7.	To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (6) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (5).	1,170,376,458 (99.97%)	375,010 (0.03%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai

SCMP -9 MAY 2003


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

ANNUAL GENERAL MEETING HELD ON 6 MAY 2003
REVISED POLL RESULT

The votes taken at the Annual General Meeting of the Company held yesterday were counted by the Company's registrars, Tengis Limited, with the Company's auditors, PricewaterhouseCoopers as the scrutineer. Upon recounting as ordered by the acting chairman of the Annual General Meeting, Tengis Limited under the scrutiny of PricewaterhouseCoopers discovered an error in that for Resolution 3(i) instead of 949,605,246 shares voting for the resolution as reported yesterday, 1,175,016,207 shares voted for the resolution.

The poll results for resolution 3(i) have been revised as a result of the recount and are set out below for record purposes. As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

Resolution	Number of Votes (%)	
	For	Against
3(i) To re-elect Mr. Henry Fan Hung Ling as Director	1,175,016,207 (99.43%)	6,775,584 (0.57%)

For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Secretary

Hong Kong, 7 May 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of contents of this announcement.

This announcement appears for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

LETTER OF ADVICE FROM THE INDEPENDENT FINANCIAL ADVISER REGARDING WAIVER ON ASSURED ENTITLEMENT TO SHARES IN JIANGSU CP XINGCHENG SPECIAL STEEL CO., LTD. (江蘇泰富興澄特殊鋼股份有限公司) UNDER ITS PROPOSED SPIN-OFF AND SEPARATE LISTING ON THE SHANGHAI STOCK EXCHANGE A SHARE MARKET

The Board announced on 2 April 2003 that Jiangsu CP Xingcheng, a 54.7% owned subsidiary of CITIC Pacific, made an application to the China Securities Regulatory Commission for the listing of its A shares in its capital on the Shanghai Stock Exchange A Share Market.

The Listing Committee of the Stock Exchange has granted a waiver to CITIC Pacific from providing its existing shareholders with an assured entitlement of shares in Jiangsu CP Xingcheng (the "Waiver") as required under Paragraph 3(f) of Practice Note 15 of the Listing Rules.

Commerzbank AG Hong Kong Branch ("Commerzbank AG") has been appointed as the independent financial adviser to advise the Independent Board Committee on the implications of not providing the assured entitlement and whether the spin-off proposal and the Waiver are fair and reasonable and are in the interests of CITIC Pacific and its shareholders as a whole.

Commerzbank AG considers that the spin-off proposal and the Waiver are fair and reasonable so far as CITIC Pacific and its shareholders are concerned and are in the interests of CITIC Pacific and its shareholders as a whole.

The text of the letter of advice from Commerzbank AG is set out below. No shareholders meeting of CITIC Pacific is required to be held to consider the spin-off proposal or the Waiver and no circulars to shareholders of CITIC Pacific will be issued in this regard.

BACKGROUND

Reference is made to CITIC Pacific's announcement dated 2 April 2003 (the "Previous Announcement"). Unless otherwise stated, capitalized terms used in this announcement shall have the same meanings as given to them in the Previous Announcement.

According to existing PRC laws, regulations and practices and the relevant policies of China Securities Regulatory Commission, Jiangsu CP Xingcheng is not permitted to allocate any percentage of its shares as an assured entitlement tranche offered to CITIC Pacific or its shareholders. Accordingly, no assured entitlement to shares in Jiangsu CP Xingcheng can be offered to shareholders of CITIC Pacific.

The Listing Committee of the Stock Exchange has granted the Waiver to CITIC Pacific and has requested CITIC Pacific to obtain the advice of an independent financial adviser in respect of the implications of not providing the assured entitlement and whether the spin-off proposal and the Waiver are fair and reasonable and are in the interests of CITIC Pacific and its shareholders as a ... the independent financial adviser for this purpose.

1. Background

Jiangsu CP Xingcheng is principally engaged in manufacturing, processing and marketing of special steel and their related industrial materials. At present, Jiangsu CP Xingcheng is a 54.7% owned subsidiary of the Company with its existing shareholding structure as follows:


The Company
Jiangyin Steel Mill
Other independent shareholders
54.7%
40.8%
4.5%
Jiangsu CP Xingcheng

LETTER OF ADVICE FROM COMMERZBANK AG

The text of the letter dated 9 May 2003 from Commerzbank AG to the Independent Board Committee is set out below in its entirety.

"We have been appointed as the independent financial adviser to the Independent Board Committee to provide recommendation in respect of the Waiver, details of which are contained in the announcement dated 9 May 2003 (the "Announcement") to shareholders of the Company which this letter forms part. The expressions used here shall have the same meanings as in the Announcement. Where amounts in RMB are translated into HK$, the exchange rate of RMB1.00 equivalent to HK$0.943 has been used.

The Company announced on 2 April 2003 that a formal application was submitted to the China Securities Regulatory Commission for the listing of A shares in Jiangsu CP Xingcheng on the Shanghai Stock Exchange A Share Market by way of a Share Offer.

The Company has made an application to the Stock Exchange for a Waiver from compliance with the requirement under paragraph 3(f) of Practice Note 15 of the Listing Rules to provide an assured entitlement of shares in Jiangsu CP Xingcheng to the Company's shareholders. No shareholders meeting of the Company is required to consider the Share Offer or the Waiver.

Our role as the independent financial adviser is to give our opinion as to whether the Share Offer Proposal and the Waiver are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company. We have assumed that all information, opinions and representations contained or referred to in the Announcement and previous announcements of the Company are true, complete and accurate and we have relied on the same. We have also relied on the representations of the Directors that having made all due enquiries and careful decisions, and to the best of their knowledge and belief, there are no other facts or representations, the omission of which would make any statement contained in the Announcement, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Announcement, which have been provided to us by the Directors, and for which they are wholly responsible, are true, accurate and complete at the time they were made and continue to be so at the date of despatch of the Announcement.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Waiver and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information and the representations made to us untrue, inaccurate or misleading. We have not however carried out any independent verification of the information provided by the Directors, nor have we conducted any independent in-depth investigation into the business and affairs of the Company, Jiangsu CP Xingcheng or Jiangsu CP Xingcheng's investments or subsidiaries, and it is not within our terms of reference to comment on the terms and the prospect of the Share Offer.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Waiver, we have considered the following principal factors and reasons:

Jiangsu CP Xingcheng proposes to offer 180,000,000 new A shares representing 46.15% and 31.58% respectively of its existing and enlarged share capital (or up to a maximum of 200,000,000 new A shares representing 51.28% and 33.90% respectively of its existing and enlarged share capital).

The issue price per share under the Share Offer has not been fixed but it is expected by the Company that the total value of the A shares to be issued under the Share Offer will not exceed RMB1.4 billion (i.e. approximately HK$1.3 billion) or 3% of the Company's audited consolidated net tangible assets as at 31 December 2002. We are informed by the Company that part of the net proceeds arising from the Share Offer will be applied to acquire new machinery and equipment for improving the production capacity and efficiency of Jiangsu CP Xingcheng. Jiangsu CP Xingcheng currently owns a 20% interest in Special Steel Co. and a 45% interest in Special Materials Co. We are informed by the Company that part of the net proceeds will also be applied to subscribe for additional capital in Special Steel Co. to increase Jiangsu CP Xingcheng's shareholding from 20% to 45%.

The Company expects that the Share Offer will materialise in the fourth quarter of 2003 but no definitive timetable of the Share Offer is available as it would depend on the approval process in the PRC.

If 180,000,000 A shares are offered, the shareholding structure of Jiangsu CP Xingcheng upon completion of the Share Offer will be as follows:



The Company
Jiangyin Steel Mill
Other independent shareholders
Public investors on the A Share Market
37.44%
27.90%
3.08%
31.58%
Jiangsu CP Xingcheng

If 200,000,000 A shares are offered, the shareholding structure of Jiangsu CP Xingcheng upon completion of the Share Offer will be as follows:



The Company
Jiangyin Steel Mill
Other independent shareholders
Public investors on the A Share Market
36.17%
26.96%
2.97%
33.90%
Jiangsu CP Xingcheng

In both cases, Jiangsu CP Xingcheng will cease to be a subsidiary of the Company.

2. ***Reasons for the Share Offer***
We concur with the Director's view that the Share Offer of Jiangsu CP Xingcheng will provide diversified funding sources for Jiangsu CP Xingcheng to finance its existing operations and future expansion. We also concur with the Director's view based on our analysis of the positive financial impact of the Share Offer on the profitability and net tangible asset value of Jiangsu CP Xingcheng that the Share Offer of Jiangsu CP Xingcheng will allow Jiangsu CP Xingcheng to achieve its valuation potential which in turn will be beneficial to shareholders of the Company. Further, we concur with the Director's view that upon completion of the Share Offer, Jiangsu CP Xingcheng can obtain an independent source of funding via debt and equity as well as gaining direct access to capital markets.

Having taken these reasons into account and based on the information provided but subject to the actual terms of the Share Offer at the relevant time, we are of the view that the Share Offer proposal is in principle fair and reasonable and in the interests of the Company and its shareholders as a whole.

3. ***Reasons for the Waiver***
Under paragraph 3(f) of Practice Note 15 of the Listing Rules, the Company is required to provide its existing shareholders with an assured entitlement to shares in Jiangsu CP Xincheng as part of the Share Offer. However, having taken into account our discussions with the Directors in relation to the requirements of the PRC referred to below, we consider that provision of assured entitlement under the Share Offer will not be feasible:

   i. *According to the existing laws and regulations and practice of the PRC, Jiangsu CP Xincheng is not permitted to allocate any percentage of its shares as the assured entitlement tranche to be offered to the Company's shareholders. It is not possible to give preferential allocations to the Company's shareholders in respect of the Share Offer;*

   ii. *According to the existing laws and regulations of the PRC, investors are only allowed to be offered with A shares by way of placement if they are specifically qualified. As such, it would be not feasible for the Company to provide the assured entitlement on an equal basis to all shareholders as required under paragraph 3(f) of Practice Note 15 of the Listing Rules given that the Company's individual shareholders are not qualified investors for A shares placement; and*

   iii. *The Company and its shareholders must comply with the PRC regulations aforementioned.*

In view of the above, the Company has applied for and the Stock Exchange has granted the Waiver. Having taken all these into account, we consider that the Waiver is in the interests of the Company and its shareholders as a whole.

4. ***Financial Impact on the Company and its Shareholders***
The issue price per Jiangsu CP Xingcheng's new A shares to be offered under the Share Offer is yet to be determined.

Our analysis on the possible effects to the Company following completion of the Share Offer is based on the assumption as provided by the Company that the indicated issue price range is between RMB5.00 (equivalent to approximately HK$4.72) and RMB7.00 (equivalent to approximately HK$6.60) for the Share Offer. We consider that the assumption is fair and reasonable and in line with price/earnings multiples of comparable companies under the current sentiment of the A Share Market of the PRC of which the underlying factors of the A Share Market are nonetheless dynamic in nature subject to the relevant prevailing market sentiment and timing of the Share Offer.

Jiangsu CP Xingcheng's audited profits (before taxation, minority interests and extraordinary items) of HK$140 million for the year ended 31 December 2002 represented approximately 3% of the audited consolidated pre-tax profits of CITIC Pacific as at 31 December 2002. Its audited profits (before taxation, minority interests and extraordinary items) of HK$81 million for the year ended 31 December 2001 represented approximately 3% of the audited consolidated pre-tax profits of the Company as at 31 December 2001. Upon completion of the Share Offer, there is no immediate impact on the earnings of Jiangsu CP Xingcheng. The net proceeds received from the Share Offer can be used for expansion of Jiangsu CP Xingcheng's asset base and business scope to operate with greater financial strengths.

Jiangsu CP Xingcheng's audited net tangible assets as at 31 December 2002 and 31 December 2001 were approximately HK$520 million and HK$398 million which translate into a net tangible asset per share of approximately HK$1.33 and HK$1.02 respectively (based on the existing number of issued shares in Jiangsu CP Xingcheng of 390,000,000). Based on the assumed issue price range of the Share Offer as provided by the Company, the pro forma net tangible asset value per share of Jiangsu CP Xingcheng as at 31 December 2002 will be at approximately HK$2.40 to HK$3.00 if 180,000,000 new A shares are offered or at approximately HK$2.48 to HK$3.12 if 200,000,000 new A shares are offered. This works out at an increase on the net tangible asset per share of Jiangsu CP Xingcheng as at 31 December 2002 held by the Company of approximately 0.80 to 1.26 times with 180,000,000 new A shares offered or of approximately 0.86 to 1.35 times with 200,000,000 new A shares offered.

5. ***Implications and Dilution effect of the Share Offer on the Company and its Shareholders***

In the absence of an assured entitlement to the Company's shareholders under paragraph 3(f) of Practice Note 15 of the Listing Rules, the Company's shareholders will not be entitled by way of preferred application to participate in the Share Offer. Also, the effective shareholding of the Company in Jiangsu CP Xingcheng will upon completion of the Share Offer be reduced from approximately 54.7% to approximately a minimum of 36.17% or a maximum of 37.44% depending on whether 200,000,000 or 180,000,000 new A shares are offered in Jiangsu CP Xingcheng respectively.

Although there is no assured entitlement and the shareholding of the Company in Jiangsu CP Xingcheng will be diluted upon completion of the Share Offer, the Company will remain the single largest shareholder of Jiangsu CP Xingcheng. The Share Offer will provide the benefit of a diversified independent funding sources for Jiangsu CP Xingcheng to finance its existing operations and expansion. With these funding sources, Jiangsu CP Xingcheng will be able to expand its asset base and business scope with greater financial strengths and to become more competitive in the PRC steel industry. Further, our analysis above indicates that the financial impact of the Share Offer is positive on the Company and its shareholders as it allows the potentials of achieving higher profitability and net tangible asset value. Having taken into account these as a whole, we consider that the absence of an assured entitlement and the dilution effect of the Share Offer on the Company and its shareholders shall be considered as fair and reasonable.

RECOMMENDATIONS

Having considered the above principal factors and reasons, we consider that the Share Offer proposal and the Waiver are fair and reasonable so far as the Company and its shareholders are concerned and are in the interests of the Company and its shareholders as a whole."

ADVICE FROM THE INDEPENDENT BOARD COMMITTEE

Mr. Willie Chang and Mr. Hansen Loh Chung Hon, the independent non-executive directors of the Company, have been appointed by the Board of the Company to constitute the Independent Board Committee to advise the Company's shareholders as to whether, in their opinion, the Share Offer proposal and the Waiver are fair and reasonable so far as the Company and its shareholders are concerned and are in the interests of the Company and its shareholders as a whole. Commerzbank AG has been appointed as the independent financial adviser to advise the Independent Board Committee in this respect.

Having considered the principal factors and reasons considered by, and the advice of Commerzbank AG as set out in its letter of advice, the Independent Board Committee considers that the Share Offer proposal and the Waiver are fair and reasonable so far as the Company and its shareholders are concerned and are in the interests of the Company and its shareholders as a whole.

By Order of the Board
Alice Tso Mun Wai
Secretary

Hong Kong, 9 May 2003